Exhibit 99.2

CIPHER PHARMACEUTICALS INC.

AMENDED AND RESTATED BY-LAW 1

A by-law relating generally to the conduct of the affairs of CIPHER PHARMACEUTICALS INC.

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of CIPHER PHARMACEUTICALS INC. (the “Corporation”) as follows:

INTERPRETATION

1.	Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)	“Act” means the Business Corporations Act, R.S.O. 1990, c. B.16 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;
(b)	“by-law” means any by-law of the Corporation from time to time in force and effect;
(c)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;
(d)	words importing the singular number only shall include the plural and vice versa; words importing any gender shall include all genders; words importing persons shall include partnerships, syndicates, trusts and any other legal or business entity; and
(e)	the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.
2.	Unanimous Shareholder Agreements

The provisions of this by-law are subject to the terms of any unanimous shareholder agreement in effect from time to time in respect of the Corporation and, to the extent of any inconsistency between this by-law and any such unanimous shareholder agreement, such unanimous shareholder agreement shall prevail over this by-law.

REGISTERED OFFICE

3.                     The Corporation may from time to time (i) by resolution of the directors change the location of the registered office of the Corporation within a municipality or geographic township, and (ii) by special resolution, change the municipality or geographic township in which its registered office is located to another place in Ontario.

SEAL

4.                     The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

DIRECTORS

5.	Number and Powers

The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. Where a minimum and maximum number of directors of the Corporation is provided for in its articles, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors. At least 25% of the directors shall be resident Canadians, but if the Corporation has less than four directors, at least one director shall be a resident Canadian. If the Corporation is an offering corporation, it shall have at least three directors, at least one-third of whom shall not be officers or employees of the Corporation or any of its affiliates.

The directors shall manage or supervise the management of the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

6.	Duties

Every director and officer of the Corporation in exercising its powers and discharging its duties shall:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and
(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation's articles and by-laws and any unanimous shareholder agreement.

7.	Qualification

No person shall be qualified for election as a director if that person:

(a)	is less than 18 years of age;
(b)	has been found under the Substitute Decisions Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere;
(c)	is not an individual; or
(d)	has the status of a bankrupt.
8.	Election of Directors

Directors shall be elected by the shareholders by ordinary resolution at each annual meeting of shareholders. If a meeting of shareholders fails to elect the number of directors required by the articles or determined in accordance with paragraph 5 above by reason of the disqualification, incapacity or death of one or more candidates, the directors elected at that meeting, if they constitute a quorum, may exercise all the powers of the directors of the Corporation, but such quorum of directors may not fill the resulting vacancy or vacancies and shall forthwith call a special meeting of shareholders to fill the vacancy or vacancies and, if they fail to do so, the meeting may be called by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

Except for a director who is re-elected or re-appointed where there is no break in the director's term of office, the election or appointment of a director is not effective unless the person elected or appointed consents in writing before or within 10 days after the date of the election or appointment.

9.	Term of Office

A director's term of office (subject to the provisions, if any, of the Corporation's articles, and paragraph 12 below), unless such director was elected for an expressly stated term) shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such director's election or appointment or until such director's successor is elected or appointed. If qualified, a director whose term of office has expired is eligible for re-election as a director.

10.	Ceasing to Hold Office

A director ceases to hold office if such director:

(a)	dies or, subject to subsection 119(2) of the Act, sends to the Corporation a written resignation and such resignation, if not effective upon receipt by the Corporation, becomes effective in accordance with its terms;
(b)	is removed from office in accordance with paragraph 12 below; or
(c)	ceases to become qualified for election as a director.

11.	Vacancies

Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of the number of directors remains in office.

Subject to subsections 124(1), (2), (4) and (5) of the Act and to the provisions (if any) of the Corporation's articles, where there is a quorum of directors in office and a vacancy occurs, the directors remaining in office may appoint a qualified person to hold office for the unexpired term of such appointee's predecessor.

12.	Removal of Directors

Subject to subsection 122(2) of the Act, and unless the articles of the Corporation provide for cumulative voting, the shareholders of the Corporation may by ordinary resolution at an annual or special meeting remove any director before the expiration of such director's term of office and may, by a majority of the votes cast at the meeting, elect any person in such director's stead for the remainder of such director's term.

If a meeting of shareholders was called for the purpose of removing a director from office as a director, the director so removed shall vacate office forthwith upon the passing of the resolution for such director's removal.

13.	Validity of Acts

An act done by a director or by an officer is not invalid by reason only of any defect that is thereafter discovered in the appointment, election or qualification of that director or officer.

MEETINGS OF DIRECTORS

14.	Place of Meeting

Meetings of directors and of any committee of directors may be held at any place within or outside Ontario and in any financial year a majority of the meetings of the board of directors need not be held at a place within Canada.

15.	Calling Meetings

A meeting of directors may be convened by the Chair of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

16.	Notice

Notice of the time and place for the holding of any such meeting shall be sent to each director not less than two days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice.

Notice of the time and place for the holding of any meeting of directors or any committee of directors may be given by delivery, fax, electronic mail or any other electronic means that produces a written copy.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

17.	Waiver of Notice

Notice of a meeting of directors or of any committee of directors or any irregularity in a meeting or in the notice thereof may be waived in any manner by any director and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.	Telephone Participation

Where all the directors of the Corporation present at or participating in the meeting consent thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in a meeting by such means shall be deemed for the purposes of the Act to be present at that meeting. If the majority of the directors participating in the meeting are then in Canada, the meeting shall be deemed to be held in Canada.

19.	Quorum and Voting

A majority of the number of directors shall constitute a quorum for the transaction of business. If the Corporation has fewer than three directors, all directors must be present at any meeting of directors to constitute a quorum. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chair of the meeting, in addition to the chair's original vote, shall not have a second or casting vote.

20.	Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who form the quorum at the adjourned meeting need not be the same directors who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

21.	Resolutions in Writing

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or a committee of directors.

COMMITTEES OF DIRECTORS

22.	General

The directors may from time to time appoint from their number one or more committees of directors. The directors may delegate to each such committee any of the powers of the directors, except that no such committee shall have the authority to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;
(b)	fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chair or the president of the Corporation;
(c)	subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;
(d)	declare dividends;
(e)	purchase, redeem or otherwise acquire shares issued by the Corporation;
(f)	pay a commission referred to in section 37 of the Act;
(g)	approve a management information circular referred to in Part VIII of the Act;
(h)	approve a take-over bid circular, directors' circular or issuer bid circular referred to in Part XX of the Securities Act;
(i)	approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act;
(j)	approve an amalgamation under section 177 or an amendment to the articles under subsection 168(2) or (4) of the Act; or
(k)	adopt, amend or repeal by-laws.

Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure. To the extent that the board or the committee does not establish rules to regulate the procedure of the committee, the provisions of this by-law applicable to meetings of the board shall apply mutatis mutandis.

23.	Audit Committee

If the Corporation is an “offering corporation”, the board of directors shall, and otherwise the directors may, elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates, to hold office until the next annual meeting of the shareholders.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation and shall report thereon to the board of directors of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

24.                     The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

INDEMNITIES TO DIRECTORS AND OTHERS

25.	Limitation of Liability

No director or officer of the Corporation shall be liable for the acts or omissions of any other director, officer, employee or agent of the Corporation, or for any costs, charges or expenses of the Corporation resulting from any deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from bankruptcy or insolvency, or in respect of any tortious acts of or relating to the Corporation or any other director, officer, employee or agent of the Corporation, or for any loss occasioned by an error of judgment or oversight on the part of any other director, officer, employee or agent of the Corporation, or for any other costs, charges or expenses of the Corporation occurring in connection with the execution of the duties of the director or officer, unless such costs, charges or expenses are incurred as a result of such person’s own wilful neglect, default or negligence. Nothing in this by-law, however, shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach of the Act.

26.                     Subject to the provisions hereof and subsections 136(3) and (4) of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporations request as a director or officer or an individual in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if:

(a)	such person acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or as an individual in a similar capacity at the Corporation’s request; and
(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that its conduct was lawful.

The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

27.	Advance of Costs.

The Corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph 26, but such individual shall be required to repay the money if the individual does not fulfil the conditions set out in subparagraph 26(a).

28.	Derivative Action

The Corporation may, with the approval of a court, indemnify and save harmless any individual referred to in paragraph 26, or advance moneys under paragraph 27 in respect of any action by or on behalf of the Corporation or other entity to obtain a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if that individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request.

29.	Right to Indemnity

Despite paragraph 26, an individual referred to in that section is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph 26 if the individual seeking an indemnity,

(a)	was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and
(b)	fulfils the conditions set out in subparagraph 26(a) and subparagraph 26(b).
30.	Insurance

The Corporation may purchase and maintain such insurance for the benefit of an individual referred to in paragraph 26 against any liability incurred by the individual in his or her capacity as a director or officer of the Corporation, or in his or her capacity as a director or officer, or a similar capacity of another entity, if the individual acts or acted in that capacity at the Corporation’s request.

OFFICERS

31.	Appointment of Officers

The directors may annually or as often as may be required appoint such officers as they shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors, delegated by the directors or by other officers or properly incidental to their offices or other duties, provided that no officer shall be delegated the power to do anything referred to in paragraph 22 above. Such officers may include, without limitation, any of a President, a Chief Executive Officer, a Chair of the Board, one or more Vice-Presidents a Chief Financial Officer, a Controller, a Secretary, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers (except the Chair of the Board) need be a director of the Corporation. Two or more of such offices may be held by the same person.

32.	Removal of Officers, etc.

All officers shall be subject to removal by resolution of the directors at any time, with or without cause. The directors may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

33.	Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

SHAREHOLDERS' MEETINGS

34.	Annual or Special Meetings

Subject to subsection 104(1) of the Act, the directors of the Corporation,

(a)	shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting; and
(b)	may at any time call a special meeting of shareholders.
35.	Place of Meetings

Subject to the articles, a meeting of the shareholders of the Corporation may be held at such place in or outside Ontario as the directors may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

36.	Meeting by Electronic Means

A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting. A meeting held by telephonic or electronic means shall be deemed to be held at the place where the registered office of the Corporation is located.

37.	Record Dates for Notice of Meetings

Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for determining shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of the shareholders shall be,

(a)	at the close of business on the day immediately preceding the day on which notice is given, or
(b)	if no notice is given, the day on which the meeting is held.
38.	Shareholder List

The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

(a)	if a record date for determining shareholders entitled to receive notice of the meeting has been fixed, not later than 10 days after such record date; or
(b)	if no record date has been fixed, on the record date established in accordance with paragraph 37 above.

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders, every person who is named in the shareholders list shall be entitled to vote the shares shown thereon opposite the name of that person at the meeting to which the shareholder list relates.

39.	Notice

A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (or accompanied by a statement of) (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution or by-law to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, to each director of the Corporation and to the auditor of the Corporation by prepaid mail or personal delivery not less than 21 days (if the Corporation is an offering corporation) or not less than 10 days (if the Corporation is not an offering corporation) and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of every meeting, and shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary. Notwithstanding the foregoing, a meeting of shareholders may be held for any purpose at any date and time and at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where a shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

The auditor (if any) of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard thereat on matters relating to auditor's duties.

40.	Omission of Notice

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

41.	Votes

Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands and in case of an equality of votes the chair of the meeting shall neither on a show of hands nor on a ballot have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder or proxy nominee.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chair of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

In the absence of the Chair of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall choose another director as chair of the meeting and if no director is present or if all the directors decline to take the chair then the shareholders present shall choose one of their number to be chair.

If at any meeting a ballot is demanded on the election of a chair or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by a show of hands and may be withdrawn.

Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

42.	Proxies

Votes at meetings of the shareholders may be cast either personally or by proxy. At every meeting at which a shareholder is entitled to vote, such shareholder (if present in person) or the proxyholder for such shareholder shall have one vote on a show of hands. Upon a ballot on which a shareholder is entitled to vote, every shareholder (if present in person or by proxy) shall (subject to the provisions, if any, of the Corporation's articles) have one vote for every share registered in such shareholder's name.

Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who need not be shareholders, as the shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or its attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized. If a proxy or document authorizing an attorney is signed by electronic signature, the means of electronic signature shall permit a reliable determination that the proxy or document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be. If the Corporation is an “offering corporation” , any such proxy appointing a proxyholder to attend and act at a meeting or meetings of shareholders ceases to be valid one year from its date.

An instrument appointing a proxyholder may be in the following form or in any other form which complies with the regulations made under the Act:

“The undersigned shareholder of CIPHER PHARMACEUTICALS INC. hereby appoints _____________________ of ______________________, whom failing, ___________________, of _________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the _______ day of_____________, and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were present, either personally or by telephonic or electronic means, at the said meeting or such adjournment thereof.

DATED

Signature of Shareholder

This form of proxy must be signed in writing or by electronic signature by a shareholder or its attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.”

The directors may from time to time pass regulations regarding the lodging of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be sent in writing, faxed or otherwise communicated by electronic means that produces a written copy before the meeting or adjourned meeting to the Corporation or any agent of the Corporation appointed for the purpose of receiving such particulars and providing that instruments appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chair of the meeting of shareholders may, subject to any regulations made as aforesaid, in the chair's discretion accept written or faxed communication, or electronic communication that produces a written copy, as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such written, faxed or electronic communication accepted by the chair of the meeting shall be valid and shall be counted.

43.	Adjournment

The chair of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, section 111 of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who form the quorum at the adjourned meeting need not be the same persons who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

44.	Quorum

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 30% of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

45.	Resolutions in Writing

Subject to subsection 104(1) of the Act,

(a)	a resolution in writing signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and
(b)	a resolution in writing dealing with all matters required by the Act to be dealt with at a meeting of shareholders, and signed by all the shareholders or their attorney authorized in writing entitled to vote at that meeting, satisfies all the requirements of the Act relating to that meeting of shareholders.
46.	Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting and willing to serve: chairman of the board, managing director, president, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

47.	Persons Entitled to be Present

The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

SHARES AND TRANSFERS

48.	Issuance

Subject to the articles of the Corporation, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

49.	Registration of Transfer

Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by that holder’s attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles.

50.	Security Certificates

Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 56 of the Act) be in such form as the directors may from time to time by resolution approve and, subject to subsection 55(3) of the Act, such certificates shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent, branch transfer agent or issuing or other authenticating agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. If a securities certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate even though the person has ceased to be a director or officer of the Corporation, and the securities certificate is as valid as if the person were a director or an officer at the date of its issue.

51.	Transfer Agents

For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove,

(a)	a trustee, transfer agent or other agent to keep the securities register and the register of transfer and one or more persons or agents to keep branch registers; and
(b)	a registrar, trustee or agent to maintain a record of issued security certificates and warrants,

and, subject to section 48 of the Act, one person may be appointed for the purposes of both clauses (a) and (b) in respect of all securities and warrants of the Corporation or any class or classes thereof.

52.	Surrender of Security Certificates

Subject to the Act, no transfer of a security issued by the Corporation shall be recorded or registered unless and until either (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration.

53.	Defaced, Destroyed, Stolen or Lost Security Certificates

In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any) acting on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or, if there is such an agent, then to the Corporation and to such agent) of an indemnity bond of a surety company in such form as is approved by any authorized officer of the Corporation, indemnifying the Corporation (and such agent, if any) against all loss, damage and expense, which the Corporation and/or such agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or such agent does not have notice that the security has been acquired by a bona fide purchaser, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any authorized officer of the Corporation or by resolution of the directors.

DIVIDENDS

54.	Declaration and Payment of Dividends

The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles and the provisions of the Act. The directors may declare and the Corporation may pay a dividend by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation and, subject to the following paragraph, the Corporation may pay a dividend in money or property.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or, after the payment, would be unable to pay its liabilities as they become due; or
(b)	the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

55.	Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation’s bankers, or one of them, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of that holder, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

56.	Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

57.	Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which it has been declared to be payable shall be forfeited and shall revert to the Corporation.

58.	Joint Securityholders

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

RECORD DATES

59.	Shareholders' Meetings

Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for determining shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be,

(a)	at the close of business on the day immediately preceding the day on which the notice is given, or
(b)	if no notice is given, the day on which the meeting is held.

60.	Dividends, Distributions or Other Purposes

Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

If no record date is fixed, the record date for the determination of shareholders for any purpose, other than to establish a record date for the determination of shareholders entitled to receive notice of a meeting of shareholders or to vote, shall be the close of business on the day on which the directors pass the resolution relating thereto.

VOTING SECURITIES IN OTHER ISSUERS

61.                     All securities of any other body corporate or issuer of securities carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

62.	Service

Any notice or other document required to be given or sent by the Corporation to any shareholder or director or the auditor of the Corporation shall be delivered personally or sent by prepaid mail or fax, electronic mail or other electronic means capable of producing a written copy addressed to:

(a)	such shareholder at such shareholder's latest address as shown on the records of the Corporation or its transfer agent;
(b)	such director at such director's latest address as shown in the records of the Corporation or in the last notice filed under the Corporations Information Act, whichever is the more current; and
(c)	the auditor of the Corporation at the auditor's latest address known to the Corporation.

With respect to every notice or other document sent by prepaid mail it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office or into a post office letter box and shall be deemed to be received by the addressee on the fifth day after mailing.

63.	Shareholders Who Cannot be Found

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until that shareholder informs the Corporation in writing of its new address.

64.	Shares Registered In More than One Name

All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

65.	Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to that person's name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom that person derives its title to such shares.

66.	Deceased Shareholder

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of such shareholder's death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in such shareholder's stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on such shareholder's heirs, executors or administrators and all persons (if any) interested with such shareholder in such shares.

67.	Signatures to Notices

The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

68.	Notice by Electronic Communications

A notice or document required or permitted by the Act, the articles, the by-laws or otherwise may be sent by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario).

69.	Computation of Time

Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service, posting or other communication of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service, posting or other communication.

70.	Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

71.	Waiver of Notice

Any shareholder (or a duly appointed proxyholder), director, officer or auditor may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that person under any provisions of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing or by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario), except a waiver of notice of a meeting of shareholders or of the board, which may be given in any manner.

CHEQUES, DRAFTS, NOTES, ETC.

72.                     All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors, or such officer or officers as may be delegated authority by the directors to determine such matters, may from time to time designate.

CUSTODY OF SECURITIES

73.                     All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

74.                     Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two directors or officers and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. Notwithstanding the foregoing, the directors are authorized from time to time by resolution to appoint any one director or directors, any one officer or officers, or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal, if any, of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities, all paper writings.

In particular, without limiting the generality of the foregoing and subject to it, any two directors or officers are authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

The signature or signatures of any such officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

75.	Electronic Signatures

Any requirement under the Act or this by-law for a signature, or for a document to be executed, is satisfied by a signature or execution in electronic form if such is permitted by law and all requirements prescribed by law are met.

FINANCIAL YEAR

76.                     The financial year of the Corporation shall end on such day in each year as the board of directors may from time to time by resolution determine.

PASSED by the directors of the Corporation on March 30, 2015.

CONFIRMED by the shareholders of the Corporation on May 13, 2015.